UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Familymeds Group, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

30706T209
(CUSIP Number)

Simon M. Lorne, Esq. Millennium Management, L.L.C. 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 30706T209
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Springview Group LLC 20-2196675
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 473,189
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 473,189
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 473,189
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 30706T209
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Integrated Holding Group, L.P. 13-3631307
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 473,189
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 473,189
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 473,189
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON HC, PN

SCHEDULE 13D

CUSIP No. 30706T209
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Management, L.L.C. 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 473,189
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 473,189
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 473,189
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 30706T209
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 473,189
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 473,189
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 473,189
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Item 1.      Security and Issuer.

   The name of the issuer is Familymeds Group, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer’s offices is 312 Farmington Avenue, Farmington, Connecticut 06032. This Schedule 13D relates to the Issuer’s Common Stock, par value $0.001 per share (the "Common Stock").

Item 2.      Identity and Background.

   (a)-(c), (f).  This statement is being filed by Springview Group LLC, a Delaware limited liability company ("Springview Group"). Integrated Holding Group, L.P., a Delaware limited partnership ("Integrated Holding Group") is the managing member of Springview Group and consequently may be deemed to have investment discretion and voting control over securities owned by Springview Group. Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the managing partner of Integrated Holding Group and consequently may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Integrated Holding Group. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management and consequently may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Integrated Holding Group, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Springview Group.

   The business address for Springview Group, Integrated Holding Group, Millennium Management and Mr. Englander is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

   Note:  Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners") is a limited partner of Integrated Holding Group. As such, Millennium Partners has no investment or voting control over Integrated Holding Group or Springview Group, or their securities positions.

   Millennium SMC LLC and Millennium SMC (Cayman) Ltd. are both limited partners of Integrated Holding Group. As such, neither Millennium SMC LLC nor Millennium SMC (Cayman) Ltd. has investment or voting control over Integrated Holding Group or Springview Group or their securities positions.

   (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)  On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners, L.P. ("Millennium Partners") and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

   Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934, and prophylactic relief.

Item 3.      Source and Amount of Funds or Other Consideration.

   Springview Group expended approximately $1,194,300, calculated on an average cost basis (excluding brokerage commissions) by account, to acquire the 473,189 shares held as of the date hereof. Springview Group effects purchases of securities primarily through margin accounts maintained for Springview Group with prime brokers, which may extend margin credit to Springview Group as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

   The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

   The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

   Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

   (a)  As of the date of this filing, Springview Group is the beneficial owner of 473,189 shares of Common Stock.

   Integrated Holding Group, as the managing member of Springview Group, may be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Springview Group.

   Millennium Management, as the managing partner of Integrated Holding Group, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Springview Group.

   Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Springview Group.

   Accordingly, as of the date of this filing, Integrated Holding Group, Millennium Management and Mr. Englander may be deemed to be the beneficial owner of 473,189 shares of Common Stock, which represents approximately 7.1% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is on the basis of 6,693,762 shares of Common Stock outstanding as of November 10, 2006, as reported by the Issuer on its Quarterly Report on Form 10-Q dated as of November 14, 2006.

   The foregoing should not be construed in and of itself as an admission by Integrated Holding Group, Millennium Management or Mr. Englander as to beneficial ownership of the shares held by Springview Group.

   (b)  Springview Group may be deemed to hold the sole power to vote and to dispose of the 473,189 shares of Common Stock described in (a) above. Integrated Holding Group, Millennium Management and Mr. Englander may be deemed to hold the sole power to vote and to dispose of the 473,189 shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Integrated Holding Group, Millennium Management or Mr. Englander as to beneficial ownership of the shares held by Springview Group.

   (c)  Transactions in Common Stock during the past 60 days: Schedule A annexed hereto lists all transactions in the Common Stock during the past 60 days by the Reporting Persons. Certain of the trades were block trades effected with third parties through broker-dealers. Certain of the trades were effected in the open market.

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   In connection with arrangements with its prime brokers, such prime brokers are permitted to lend securities in Springview Group’s accounts to the extent permitted by debit balances in such account. Springview Group generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Springview Group may borrow securities to satisfy delivery obligations arising from short sales.

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

   Exhibit I:  Joint Filing Agreement, dated as of March 16, 2007 by and among Springview Group LLC, Integrated Holding Group, L.P., Millennium Management, L.L.C. and Israel A. Englander.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2007

SPRINGVIEW GROUP LLC By: Integrated Holding Group, L.P. its managing member By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer	INTEGRATED HOLDING GROUP, L.P. By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer	/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of Familymeds Group, Inc., a Nevada corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 16, 2007

SPRINGVIEW GROUP LLC By: Integrated Holding Group, L.P. its managing member By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer	INTEGRATED HOLDING GROUP, L.P. By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer	/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

Schedule A

Transactions in the Issuer’s Common Stock during the past 60 days:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share $
2/15/2007	5,000	2.45
2/16/2007	17,689	2.5036
2/20/2007	175,000	2.5214
2/22/2007	20,000	2.53
2/23/2007	2,000	2.5455
2/26/2007	5,000	2.5465
3/2/2007	100,000	2.52
3/5/2007	(25,000)	2.4723
3/6/2007	23,000	2.52
3/7/2007	67,500	2.52
3/8/2007	10,000	2.51
3/9/2007	8,000	2.5279
3/12/2007	13,000	2.55
3/13/2007	2,000	2.55
3/14/2007	50,000	2.55

Notes:

(1)  All such transactions were effected by Springview Group.
(2)  Quantities on the above chart reflect the total number of shares purchased or sold on the applicable date, and prices per share reflect the average price at which transactions were conducted on the applicable date.